UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Shinhan Financial Group 2025 Sustainability Report

On June 30, 2026, Shinhan Financial Group submitted ‘Shinhan Financial Group 2025 Sustainability Report’ (“the Report”) to Korea Exchange.

The Report has been prepared in accordance with the GRI Standards 2021 and fully complies with their requirements. All data included in the report have been prepared based on the Korean International Financial Reporting Standards (K-IFRS), and the reporting currency is the Korean won (KRW).

In addition, the report reflects the IFRS S2 climate-related disclosure standard issued by the International Sustainability Standards Board (ISSB). It also takes into consideration the reporting principles of the Principles for Responsible Banking (PRB), as well as the UN Guiding Principles on Business and Human Rights (UNGP).

Furthermore, to incorporate industry-specific material issues, the Sustainability Accounting Standards Board (SASB) industry standards have been applied. The report also references the KRX ESG Disclosure Guidelines to strengthen domestic ESG disclosure practices, along with the World Economic Forum (WEF) Stakeholder Capitalism Metrics to support stakeholder-oriented sustainability performance measurement.

The report in Korean language is available at our website (www.shinhangroup.com), and the report in English is scheduled to be posted on our website in July 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: June 30, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer